Bionomics Limited

15 October 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
OCT 21 2003
WASH. D.C. 155 SECTION

03032877

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Per. Jill Mashado
Company Secretary

dlw 10/23

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
15 October 2003

FILES PATENT ON BREAST CANCER DIAGNOSTIC

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that it has filed a provisional patent application for a new method of determining the prognosis of early stage breast cancer, incorporating Bionomics' breast cancer gene BNO64.

BNO64 is one of the candidate breast cancer tumour suppressor genes identified by Bionomics. Tumour suppressor genes ordinarily function by preventing tumours from developing. Bionomics has previously identified very low levels of BNO64 in cases of early stage breast cancer. Bionomics has built on this knowledge by developing a method to detect the process causing the low levels of BNO64, and using the results could provide a prognosis of the further development of breast cancer.

"Bionomics is continuing to build on the results from its successful collaboration with the Women's and Children's Hospital in Adelaide, and has identified a number of potential tumour suppressor genes involved in breast cancer," said Professor Grant Sutherland, Women's and Children's Hospital Foundation Research Fellow and Co-Chair of Bionomics' Scientific Advisory Board. "One of the early objectives from this research program was to identify genes that could be used as the basis for developing new tests for prognosis and treatment for breast cancer."

"We identified early in our research program that BNO64 could be a good diagnostic marker. However, by developing this diagnostic method, we have been able to overcome technical issues in detecting very low levels of BNO64 expression and to show that this method may be useful for determining the prognosis of early stage breast cancers," said Dr Gabriel Kremmidiotis, Head of Bioinformatics and Cancer Research at Bionomics.

Although further research is required, Bionomics anticipates that this method could be used in conjunction with existing tests to determine the course of breast cancer therapy. "This method for analysing the expression of cancer-associated genes may ultimately assist specialists and patients in making informed decisions relating to the options for treatments," said Dr Deborah Rathjen, CEO and Managing Director of Bionomics. "This method is another

example of Bionomics' continuing development of its gene discoveries toward valuable diagnostic and therapeutic products."

Dr Rathjen stated that Bionomics is continuing to progress its commercialisation of BNO64 and this new prognostic method with pharmaceutical and diagnostic companies.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Breast cancer is the third most common cancer in the world. Breast cancer accounts for 34% of all new cancer diagnoses in women worldwide. Approximately 400,000 women are diagnosed with breast cancer each year in the United States and in Europe. Despite existing diagnostic methods, there is a strong medical need for molecular diagnostic tests for early stage breast cancer and breast cancer susceptibility. The global market for breast cancer therapies was valued at over US$6 billion in 2002.

For more information about Bionomics, visit www.bionomics.com.au

---

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101